SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

USANA HEALTH SCIENCES, INC.

(Name of Subject Company (Issuer))

Unity Acquisition Corp.

Gull-Unity Holding Corp.

Gull Holdings, Ltd.

Myron W. Wentz

David A. Wentz

Jacquelyn R. Wentz

Bryan Wentz

Annette Wentz

Paul & Jane Meyer Family Foundation

Paul J. Meyer

Alice Jane Meyer

Centre Island Properties, Ltd.

Waco Boys Club Foundation, Inc.

L-K Marketing Group, LLC

Beagle Irrevocable Asset Trust

(Names of Filing Persons (Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

90328M107

(CUSIP Number of Class of Securities)

Dr. Myron Wentz

3838 West Parkway Boulevard

Salt Lake City, UT 84120

(801) 954-7700

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James A. Matarese

Lisa R. Haddad

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$142,535,068	$5,601.63

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 5,432,118 shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., at a purchase price of $26.00 per share. Such number of shares consists of 5,324,230 shares of common stock issued and outstanding as of May 28, 2008, and 107,888 shares of common stock issuable under stock options or other equity awards as of May 28, 2008, with an exercise price less than $26.00.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,601.63

Form or Registration No.:	Schedule TO/Schedule 13E-3

Filing party:	Unity Acquisition Corp., et al.

Date filed:	June 2, 2008; June 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2008, by Unity Acquisition Corp., a Utah corporation (the “Purchaser”) and wholly-owned subsidiary of Gull-Unity Holding Corp., a Delaware corporation, and certain other participants in the tender offer, as amended by that certain Amendment No. 1 to Schedule TO/Schedule 13E-3 filed with the Commission on June 5, 2008, that certain Amendment No. 2 to Schedule TO/Schedule 13E-3 filed with the Commission on June 17, 2008, and that certain Amendment No. 3 to Schedule TO/Schedule 13E-3 filed with the Commission on June 20, 2008 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., not already owned by the participants in the offer, at a price of $26.00 per share in cash, net to the sellers in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2008, as amended or supplemented, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

This Amendment is being filed to include a press release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on June 23, 2008 as an exhibit.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)(C) Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on June 23, 2008”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2008
Date

GULL HOLDINGS, LTD.

/s/ Toby L. Marshall /s/ Mark J. Lewin
Signature

Mark J. Lewin and Toby L. Marshall, For and on behalf of Enmyn Limited Corporate Director
Name/Title

GULL-UNITY HOLDING CORP.

/s/ David A. Wentz
Signature

David A. Wentz, President
Name/Title

UNITY ACQUISITION CORP.

/s/ David A. Wentz
Signature

David A. Wentz, Vice President
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title

INDEX OF EXHIBITS

(a)(1)(A)	Offer to Purchase, dated June 2, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(1)(G)	Summary Newspaper Advertisement as published in the New York Times on June 2, 2008.*

(a)(1)(H)	Form of Letter to Participants in the USANA Health Sciences, Inc. 401(k) Plan and Instruction Form.*

(a)(5)(A)	Press Release issued by Gull Holdings, Ltd. on May 13, 2008, incorporated by reference to Exhibit A to the Schedule TO-C filed by the Offer Participants on May 13, 2008.

(a)(5)(B)	Press Release issued by Unity Acquisition Corp. on June 2, 2008.*

(a)(5)(C)	Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on June 23, 2008.

(b)	Commitment Letter by and between Ableco Finance LLC and Gull Holdings, Ltd., dated May 13, 2008, incorporated by reference to Exhibit C of the Schedule 13D filed by the Offer Participants on May 23, 2008.

(c)	Canaccord Adams Inc. Discussion Materials, dated May 12, 2008.*

(d)	Contribution Agreement dated May 13, 2008, by and among Gull-Unity Holding Corp., Unity Acquisition Corp., and certain other persons listed therein, incorporated by reference to Exhibit E to the Schedule 13D filed by the Offer Participants on May 23, 2008.

(f)	Part 13 of the Utah Revised Business Corporation Act, incorporated by reference to Exhibit A to the Offer to Purchase, dated June 2, 2008.

*	Previously filed